UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Texas Industries, Inc.

(Name of Issuer)

Common Stock, par value $1.00

(Title of Class of Securities)

882491103

(CUSIP Number)

NNS Holding
c/o M&C Corporate Services
PO Box 309GT
Ugland House
South Church Street
George Town, Grand Cayman
Cayman Islands
+202 2461 1103

With a copy to:

Paul Burns
Allen & Overy LLP
One Bishops Square
London E1 6AO
United Kingdom
+44 203 088 3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

CUSIP No. 882491103

(1)	Names of reporting person: NNS Holding (and together with Mr. Nassef Sawiris and Mr. Philip Norman, the “Reporting Persons”) I.R.S. Identification Nos. of above persons (entities only): NA

(2)	Check the appropriate box if a member of a group:

(a) ☐
(b) ☒

(3)	SEC use only:

(4)	Source of funds: WC

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): NA

(6)	Place of incorporation: Cayman Islands

Number of shares beneficially owned by each reporting person with:	(7) Sole Voting Power: 4,073,939

(8) Shared Voting Power:

(9) Sole Dispositive Power: 4,073,939

(10) Shared Dispositive Power:

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,073,939

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: NA

(13)	Percent of Class Represented by Amount in Row (11): 14.90%

(14)	Type of Reporting Person: CO

CUSIP No. 882491103

(1)	Names of reporting person: Mr. Nassef Sawiris

(2)	Check the appropriate box if a member of a group:
(a) ☐
(b) ☒

(3)	SEC use only:

(4)	Source of funds: OO (See item 3.)

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): NA

(6)	Citizenship: Egypt

Number of shares beneficially owned by each reporting person with:	(7) Sole Voting Power:

(8) Shared Voting Power: 4,073,939

(9) Sole Dispositive Power:

(10) Shared Dispositive Power: 4,073,939

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,073,939

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: NA

(13)	Percent of Class Represented by Amount in Row (11): 14.90%

(14)	Type of Reporting Person: IN

CUSIP No. 882491103

(1)	Names of reporting person: Mr. Philip Norman

(2)	Check the appropriate box if a member of a group:
(a) ☐
(b) ☒

(3)	SEC use only:

(4)	Source of funds: OO (See item 3.)

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): NA

(6)	Citizenship: British

Number of shares beneficially owned by each reporting person with:	(7) Sole Voting Power:

(8) Shared Voting Power: 4,073,939

(9) Sole Dispositive Power:

(10) Shared Dispositive Power: 4,073,939

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,073,939

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: NA

(13)	Percent of Class Represented by Amount in Row (11): 14.90%

(14)	Type of Reporting Person: IN

Explanatory Note

This amendment to Schedule 13D is being filed to reflect that:

(i)	On July 17, 2007, NNS holding effected two block trades in the shares through a broker daler in which NNS Holding purchased 303,450 shares at $88.76 per share and 106,956 shares at $89.02 per share, respectively.

(ii)	On July 18, 2007, NNS Holding effected a block trade in the shares through a broker dealer in which NNS Holding purchased 230,320 shares at $89.89 per share.

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D/A relates is common stock, par value $1.00, of Texas Industries, Inc., whose principal executive offices are located at 1341 West Mockingbird Lane, Suite 700 W, Dallas, TX 75247-6913.

Item 2. Identity and Background

(a), (b), (c) and (f)

This Schedule 13D/A is filed by NNS Holding, Mr. Nassef Sawiris and Mr. Philip Norman.

NNS Holding is an exempted company incorporated in the Cayman Islands with limited liability. Its registered address is c/o M&C Corporate Services, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Its principal business is holding diversified industrial and financial investments, and in connection with this NNS Holding is, through one of its wholly owned subsidiaries, a principal shareholder of Orascom Construction Industries Company. The entire share capital of NNS Holding is held by the NNS Jersey Trust, whose beneficiaries are principally Mr. Nassef Sawiris and his descendants.

Mr. Nassef Sawiris is a director of NNS Holding and the settlor of the NNS Jersey Trust. As a director of NNS Holding, he is charged with exploring investment opportunities appropriate for NNS Holding based on his investment expertise. In addition to a number of other directorships, Mr. Nassef Sawiris is Chief Executive Officer of Orascom Construction Industries Company, a cement producer and construction contractor whose business address is Nile City South Tower, 2005A Corniche El Nil, Cairo, Egypt 11221. Mr. Sawiris is a citizen of Egypt.

Mr. Philip Norman is a director of NNS Holding. Mr. Norman is a partner of the Ogier Group, a provider of legal and fiduciary services whose business address is Whiteley Chambers, Don Street, St Helier, Jersey, JE3 5HN, Channel Islands. Mr. Norman is a British citizen.

By virtue of their directorships of NNS Holding, Mr. Nassef Sawiris and Mr. Philip Norman have the power to vote and dispose of the shares held by NNS Holding. Mr. Sawiris, along with his descendants, are the principal beneficiaries of the trust which owns the shares of NNS Holding. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D/A.

(d) and (e)

During the last five years, none of the Reporting Persons was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Funds for the purchase of the shares were derived from available capital of NNS Holding. A total of $267,201,422 (exclusive of brokers’ commissions and other administrative costs) was paid to purchase the shares, and a total of $5,399,334 was paid to purchase the options relating to the shares, as set out further in Annex A.

Item 4. Purpose of Transaction

NNS Holding purchased the shares as part of its global investment portfolio and believes them to represent a sound strategic addition. However, Mr. Sawiris has had communications with the Issuer and it is anticipated that Mr. Sawiris may, from time to time, have discussions with management, the board of directors and other shareholders of the Issuer.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of the Issuer’s common stock at prices that would make the purchase of additional shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of shares of the Issuer’s common stock or options on such shares on the open market or in private transactions, through a tender offer or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons intend to actively monitor efforts by management to increase stockholder value. The Reporting Persons may also decide in the future to propose a transaction whereby all or a portion of the Issuer be sold, and in connection therewith the Reporting Persons may seek to participate in such transaction or seek to acquire control of the Issuer in a negotiated transaction or otherwise. If the Reporting Persons should acquire control of the Issuer, they may transfer all or part of their holdings to affiliated or unaffiliated persons. The Reporting Persons also may seek in the future to have one or more representatives elected to the board of directors of the Issuer or to propose other matters for consideration and approval by the Issuer’s stockholders or board of directors.

None of the Reporting Persons currently has other plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a) through (j) of Item 4 of the Special Instructions for Complying with Schedule 13D/A except as set forth herein or such as would occur upon completion of the actions discussed above.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate percentage of shares reported owned by the Reporting Persons is based upon 27,341,087 shares of common stock outstanding as of June 30, 2007, which is the total number of shares of common stock outstanding as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended May 31, 2007. As of the close of business on July 18, 2007, the Reporting Persons beneficially owned 4,073,939 shares, constituting 14.90% of the class outstanding.

(b) By virtue of their positions as directors of NNS Holding, Mr. Nassef Sawiris and Mr. Philip Norman have power to vote or direct the voting, and to dispose or direct the disposition of, all of the shares.

(c) Schedule A annexed hereto lists all transactions in the Issuer’s common stock by the Reporting Persons in the period beginning sixty days prior to October 19, 2006 (the date of filing of the original Schedule 13D by the Reporting Persons). Other than the block trades effected on July 12, 13, 17 and 18, 2007, as disclosed in Schedule A, all transactions were effected in the open market or upon exercise of options.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the shares.

Item 7. Material to be Filed as Exhibits.

Joint filing agreement between the Reporting Persons dated July 18, 2007.

Signature.

After reasonable inquiry and to the best of his and its knowledge and belief, each of the following certifies that the information set forth in this statement is true, complete and correct.

Date: July 18, 2007
Mr. Nassef Sawiris

Signature:	/s/ NASSEF SAWIRIS

Date: July 18, 2007
Mr. Philip Norman

Signature:	/s/ PHILIP NORMAN

Date: July 18, 2007
NNS Holding
By:	Mr. Nassef Sawiris
Title:	Director

Signature:	/s/ NASSEF SAWIRIS

Schedule A

Transactions in the Securities by NNS Holding since August 19, 2006

Date	Amount Purchased	Price Per Share (1)
Held prior to August 19, 2006	45,000	$50.42
September 6, 2006	31,000	$47.56
September 7, 2006	37,500	$47.54
September 8, 2006	31,500	$48.26
September 19, 2006	40,000	$49.24
September 20, 2006	60,000	$49.45
September 25, 2006	62,000	$48.92
September 26, 2006	80,000	$50.29
September 27, 2006	61,000	$50.12
September 28, 2006	23,900	$51.73
October 10, 2006	75,800	$51.75
October 11, 2006	(2)
October 12, 2006	(3)
October 13, 2006	(4)
October 16, 2006	(5)
October 17, 2006	(6)
October 18, 2006	(7)
January 17, 2007	(8)
March 1, 2007	593,400(9)	$52.00
April 19, 2007	524,110(10)	$47.70
April 19, 2007	250,000	$73.98
April 20, 2007	264,178	$76.08
May 21, 2007	524,110(11)	$49.51
July 12, 2007	480,515(12)	$84.60
July 13, 2007	104,200(13)	$86.93
July 13, 2007	145,000(14)	$87.44
July 17, 2007	303,450(15)	$88.76
July 17, 2007	106,956(16)	$89.02
July 18, 2007	230,320(17)	$89.89

(1) Exclusive of brokers’ fees and other administrative costs.

(2) On October 11, 2006, NNS Holding sold (unwound) call options it had entered into on a date earlier than 60 days before the date of filing of the original Schedule 13D by the Reporting Persons.

(3) On October 12, 2006, NNS Holding entered into a European-style forward buy transaction (also called a European-style synthetic long or put-call pair combination), in which it purchased a call option permitting NNS Holding to call 26,200 shares at an exercise price of $52.00 per call on March 1, 2007. On the same date and with the same counterparty as the related call, NNS Holding sold a put option giving the counterparty the right to deliver 26,200 shares at an exercise price of $52.00 on March 1, 2007. This option was exercised on March 1, 2007.

(4) On October 13, 2006, NNS Holding entered into two European-style “reverse collar” option transactions.

In the first transaction, NNS Holding purchased a call option permitting NNS Holding to call 524,110 shares at an exercise price of $47.70 per call on January 19, 2007. On the same date and with the same counterparty as the related call, NNS Holding sold a put option giving the counterparty the right to deliver 524,110 shares at an exercise price of $47.45 on January 19, 2007.

In the second transaction, NNS Holding purchased a call option permitting NNS Holding to call 524,100 shares at an exercise price of $49.5126 per call on February 20, 2007. On the same date and with the same counterparty as the related call, NNS Holding sold a put option giving the counterparty the right to deliver 524,110 shares at an exercise price of $47.45 on February 20, 2007.

In addition, on October 13, 2006, NNS Holding entered into a European-style forward buy transaction, in which it purchased a call option permitting NNS Holding to call 180,400 shares at an exercise price of $52.00 per call on March 1, 2007. On the same date and with the same counterparty as the related call, NNS Holding sold a put option giving the counterparty the right to deliver 180,400 shares at an exercise price of $52.00 on March 1, 2007. This option was exercised on March 1, 2007.

(5) On October 16, 2006, NNS Holding entered into a European-style forward buy transaction, in which it purchased a call option permitting NNS Holding to call 100,600 shares at an exercise price of $52.00 per call on March 1, 2007. On the same date and with the same counterparty as the related call, NNS Holding sold a put option giving the counterparty the right to deliver 100,600 shares at an exercise price of $52.00 on March 1, 2007. This option was exercised on March 1, 2007.

(6) On October 17, 2006, NNS Holding entered into a European-style forward buy transaction, in which it purchased a call option permitting NNS Holding to call 116,200 shares at an exercise price of $52.00 per call on March 1, 2007. On the same date and with the same counterparty as the related call, NNS Holding sold a put option giving the counterparty the right to deliver 116,200 shares at an exercise price of $52.00 on March 1, 2007. This option was exercised on March 1, 2007.

(7) On October 18, 2006, NNS Holding entered into a European-style forward buy transaction, in which it purchased a call option permitting NNS Holding to call 170,000 shares at an exercise price of $52.00 per call on March 1, 2007. On the same date and with the same counterparty as the related call, NNS Holding sold a put option giving the counterparty the right to deliver 170,000 shares at an exercise price of $52.00 on March 1, 2007. This option was exercised on March 1, 2007.

(8) On January 17, 2007, NNS Holding agreed amendments to the terms of the two “reverse collar” options it entered into on October 13, 2006, referred to above in note (4), extending the exercise date and converting them to European-style forward buy transactions. These options, as amended, are described below.

NNS Holding held an option to call 524,110 shares at an exercise price of $47.70 per share on April 19, 2007, and the same counterparty held a put option giving the counterparty the right to deliver to NNS Holding 524,110 shares at an exercise price of $47.70 per share on April 19, 2007.

NNS Holding then held an option to call 524,110 shares at an exercise price of $49.51 per share on May 21, 2007, and the same counterparty then held a put option giving the counterparty the right to deliver to NNS Holding 524,110 shares at an exercise price of $49.51 per share on May 21, 2007.

(9) On March 1, 2007, NNS Holding’s options maturing on March 1, 2007, relating to 593,400 shares (as referred to in notes 4-7 above) were exercised at an exercise price of $52.00.

(10) On April 19, 2007, NNS Holding’s option maturing on April 19, 2007, relating to 524,110 shares (as referred to in note 8 above) was exercised at an exercise price of $47.70.

(11) On May 21, 2007, NNS Holding’s option maturing on May 21, 2007 relating to 524,110 shares (as referred to in note 8 above) was exercised at an exercise price of $49.51.

(12) On July 12, 2007, NNS Holding effected a block trade in 480,515 shares through a broker dealer and purchased the shares at $84.60 per share.

(13) On July 13, 2007, NNS Holding effected a block trade in 104,200 shares through a broker dealer and purchased the shares at $86.93 per share.

(14) On July 13, 2007, NNS Holding effected a block trade in 145,000 shares through a broker dealer and purchased the shares at $87.44 per share.

(15) On July 17, 2007, NNS Holding effected a block trade in 303,450 shares through a broker dealer and purchased the shares at $88.76 per share.

(16) On July 17, 2007, NNS Holding effected a block trade in 106,956 shares through a broker dealer and purchased the shares at $89.02 per share.

(17) On July 18, 2007, NNS Holding effected a block trade in 230,320 shares through a broker dealer and purchased the shares at $89.89 per share.

Transactions in the Securities by Mr. Sawiris in his Individual Capacity since August 19, 2006

None

Transactions in the Securities by Mr. Norman in his Individual Capacity since August 19, 2006
None